UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Urovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $$0.000037453 per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Yumi Sato

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities,

and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G9381B 108

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1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,860,013
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,860,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,860,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All share percentage calculations in this Schedule 13D are based on 30,381,433 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2019.

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1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,860,013
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,860,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,860,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Sumitomo Mitsui Banking Corporation
(2)

All share percentage calculations in this Schedule 13D are based on 30,381,433 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2019.

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1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,860,013
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,860,013
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,860,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All share percentage calculations in this Schedule 13D are based on 30,381,433 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of November 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2019.

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Item 1.	Security and Issuer

The Statement on Schedule 13D (this “Statement”) relates to the Common Shares, par value $0.000037453 per share (“Common Shares”), issued by Urovant Sciences Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB, United Kingdom.

Item 2.	Identity and Background

(a)	The persons filing this statement are Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon

Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”). The Common Shares are owned directly by Sumitovant, which is a wholly-owned subsidiary of Sumitomo Dainippon, which is a 51% owned subsidiary of Sumitomo Chemical. Sumitomo Dainippon and Sumitomo Chemical are indirect beneficial owners of the Common Shares.

(b)	Sumitomo Chemical’s principal office address is 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan. Sumitomo Dainippon’s principal office address is 6-8, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045, Japan. Sumitovant’s principal office address is 11-12 St. James’s Square Suite 1, 3rd Floor London, United Kingdom SW1Y 4LB.

(c)	Sumitomo Chemical’s principal business is operating around the world in five business sectors: petrochemicals and plastics, energy and functional materials, IT-related chemicals, health and crop sciences, and pharmaceuticals. Sumitomo Dainippon’s principal business is the research, development, manufacture, purchase, sale, importation and exportation of pharmaceutical products. Sumitovant’s principal business is to act as a holding company and directly own the Common Shares.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sumitomo Chemical and Sumitomo Dainippon are Japanese corporations and Sumitovant is a Bermuda exempted company limited by shares.

Item 3.	Source and Amount of Funds or Other Consideration

On December 27, 2019, Sumitomo Dainippon paid Roivant Sciences Ltd. (“Roivant”) $2.0 billion to acquire its interest in Sumitovant and, indirectly, the Common Shares of the Issuer as part of the Transactions (defined below), which purchase price was funded by a 270.0 billion yen loan facility (the “Loan Facility”). The Loan Facility was entered into between Sumitomo Dainippon and Sumitomo Mitsui Banking Corporation (the “Bank”).

Before Sumitomo Dainippon acquired its interest in Sumitovant, the Common Shares of the Issuer were transferred from Roivant to Sumitovant.

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Item 4.	Purpose of Transaction

Transaction Agreement

On September 6, 2019, Sumitomo Dainippon and Roivant entered into a non-binding memorandum of understanding (the “MOU”) related to the creation of a strategic alliance between the companies (the “Strategic Alliance”).

As contemplated by the MOU, on October 31, 2019, Sumitomo Dainippon, Roivant and certain of Roivant’s subsidiaries entered into a definitive agreement (the “Transaction Agreement”) related to the creation of the Strategic Alliance. Among other things, pursuant to the Transaction Agreement: (i) Sumitomo Dainippon indirectly acquired all of the Common Shares that were beneficially owned by Roivant, along with the equity interests owned by Roivant in four of its other subsidiaries (collectively, the “Strategic Alliance Entities”), (ii) Roivant granted Sumitomo Dainippon options to purchase, subject to certain exceptions set forth in the Transaction Agreement, Roivant’s existing equity interests in six other privately-held Roivant subsidiaries or affiliates and (iii) Roivant issued to Sumitomo Dainippon common shares of Roivant. In exchange, the Transaction Agreement provided that Sumitomo Dainippon would make a $3.0 billion upfront cash payment to Roivant upon the closing (the “Closing”) of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), subject to certain adjustments as set forth therein.

Letter Agreement

On October 31, 2019, Sumitomo Dainippon entered into a letter agreement (the “Letter Agreement”) with the Issuer in connection with the execution of the Transaction Agreement. Pursuant to the Letter Agreement, among other things, (i) Sumitomo Dainippon committed to provide the Issuer with a low-interest, interest-only, five-year term loan facility, with no principal repayments required to be made by the Issuer until the end of the term; and (ii) the parties agreed to enter into an investor rights agreement that would provide Sumitomo Dainippon with customary registration and information rights and provide the Issuer’s minority shareholders certain protections outlined therein.

Loan Agreement

Concurrently with the Closing, Sumitomo Dainippon and the Issuer entered into a $300 million unsecured revolving debt financing agreement (the “Loan Agreement”) with Sumitomo Dainippon as lender. Sumitomo Dainippon has agreed to fund $87.5 million within five business days after the closing of the Loan Agreement. The Issuer may draw down additional funds no more than once per calendar quarter, subject to certain terms and conditions. Interest on the outstanding loans is payable quarterly, and the principal is due and payable in full on the five-year anniversary of the closing date of the Loan Agreement.

Loans under the Loan Agreement (the “Loans”) bear a rate per annum equal to LIBOR plus a margin of 3.0% payable on the last day of each calendar quarter. The Issuer’s obligations under the Loan Agreement are fully and unconditionally guaranteed by each of the Issuer’s direct and indirect subsidiaries (Urovant Holdings Limited, Urovant Sciences GmbH, Urovant Sciences, Inc., Urovant Treasury Holdings, Inc., and Urovant Sciences Treasury, Inc.). The proceeds of the Loans were used, among other things, to repay in full on January 2, 2020, all outstanding obligations under the Issuer’s Loan and Security Agreement, dated February 20, 2019, by and among Hercules Capital, Inc., the Issuer, Urovant Holdings Limited and Urovant Sciences GmbH (the “Hercules Loan Agreement”), and for working capital or other general corporate purposes incurred during any calendar quarter in accordance with the Issuer’s annual budget.

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The Loan Agreement contains certain representations and warranties, affirmative covenants, negative covenants and conditions that are customarily required for similar financings, including financial reporting obligations, and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, distributions, transfers, mergers or acquisitions, corporate changes and transactions with affiliates. The Loan Agreement further requires that, within 10 business days of closing, a portion of the proceeds of the Loans shall be used to repay in full all outstanding obligations under the Hercules Loan Agreement. The Loan Agreement also contains customary events of default (subject, in certain instances, to specified grace periods) including, but not limited to: (i) the failure to make payments of interest on, or principal under, the Loans; (ii) the failure to comply with certain covenants and agreements specified in the Loan Agreement; (iii) the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the Loan Agreement; (iv) defaults in respect of certain other indebtedness; and (v) certain events relating to bankruptcy or insolvency. If any event of default occurs, the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the Loans may become due and payable immediately. Upon the occurrence of an event of default, a default interest rate of an additional 5.0% may be applied to the outstanding principal balance, and Sumitomo Dainippon may declare all outstanding obligations immediately due and payable (subject, in certain instances, to specified grace periods) and take such other actions as set forth in the Loan Agreement. Upon the occurrence of certain bankruptcy and insolvency events, the obligations under the Loan Agreement would automatically become due and payable.

Investor Rights Agreement

In connection with the Closing, the Issuer, Sumitovant and Sumitomo Dainippon entered into an investor rights agreement (the “Investor Rights Agreement”), dated as of December 27, 2019. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the Issuer agreed to comply with any demands by Sumitovant to register for sale, under the Securities Act of 1933, any Common Shares of the Issuer beneficially owned by Sumitovant that has an anticipated aggregate net offering price of at least $5 million, subject to certain customary exceptions and the right of the Issuer to refuse any demand for registration if it already effected two registrations for Sumitovant in the year preceding such demand. In addition, the Issuer agreed to periodically provide Sumitovant (i) certain financial statements, projections, business plans, capitalization summaries and other information customarily provided to significant investors in publicly-traded companies and (ii) access to the Issuer’s books, records, facilities, and employees during normal business hours as Sumitovant may reasonably request.

Moreover, the Investor Rights Agreement also contains certain protections for minority shareholders for so long as Sumitomo Dainippon or its affiliates beneficially own between 50% and 90% of the Issuer’s then outstanding voting power. These protections include, among other things: (i) a requirement for a minimum of three independent directors on the Issuer’s board of directors (the “Board”) (each of whom cannot be removed by Sumitomo Dainippon or its affiliates without the approval of a majority of the minority shareholders); (ii) a requirement that the audit committee of the Board (the “Audit Committee”) is comprised solely of independent directors; (iii) the appointment of Mr. Pierre Legault as the Issuer’s lead independent director; (iv) a requirement that any change to the charter of the Audit Committee must be approved by the Board and the Audit Committee; (v) a requirement that any transaction proposed by Sumitomo Dainippon or its affiliates that would increase Sumitomo Dainippon’s beneficial ownership to over 76% of the Issuer’s outstanding voting power must be approved by the Audit Committee (if occurring prior to December 27, 2021) and, if such transaction would increase Sumitomo Dainippon’s beneficial ownership to over 80% of the Issuer’s outstanding voting power, a majority of the Issuer’s minority shareholders voting on such matter; and (vi) a requirement that any related-person transactions between Sumitomo Dainippon and the Issuer must be approved by the Audit Committee, consistent with the Issuer’s Related Person Transactions Policy.

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Pursuant to the Investor Rights Agreement, the Issuer also agreed that so long as Sumitomo Dainippon or its affiliates beneficially own between 50% and 90% of the Issuer’s then outstanding voting power, the Issuer would inform Sumitovant before issuing any new Common Shares and allow Sumitovant to (i) participate in such issuance up to its pro rata share (unless such issuance is in connection with the acquisition of a business or its assets) or (ii) make sufficient open market purchases of the Issuer’s securities to ensure that Sumitomo Dainippon’s beneficial ownership percentage does not decline as a result of such issuance.

Amendments to the Bye-Laws

On December 22, 2019, the Board approved the Second Amended and Restated Bye-Laws (the “Bye-Laws”), which included, amongst others, the following effects:

•

amending Section 14.1 to provide that if, at any time, the share capital is divided into different classes of Shares (as defined therein), the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Issuer is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the Shares of the class at which meeting the necessary quorum shall be at least two persons holding or representing by proxy one-third or more of the issued Shares of the class, or one person if the Issuer only has one shareholder. The rights conferred upon the holders of any Preference Shares (as defined therein) shall not, unless otherwise expressly provided by the terms of issue of such Preference Shares, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith;

•

amending Section 36.2 to provide that notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Members (as defined therein) who would be entitled to attend a meeting and vote on the resolution in the same manner as that required for a notice of a meeting of Members at which the resolution could have been considered, except that any requirement in the Act (as defined therein) or in the Bye-Laws as to the length of the period of notice shall not apply;

•

amending Section 41.1 to provide that the office of a Director (as defined therein) shall be vacated immediately prior to the expiration of his or her term if the Director: (a) is prohibited from being a Director by law; (b) is or becomes bankrupt, or makes any arrangement or composition with his or her creditors generally; (c) is or becomes of unsound mind or dies; (d) resigns his or her office by notice to the Issuer; or (e) is removed from office pursuant to Bye-law 40; and

•	amending Section 56 to increase notice of a meeting of the Board to 72 hours prior to such Board meeting.

The foregoing description of the Bye-Laws and summaries of the material terms of the Transaction Agreement, Investor Rights Agreement and Loan Agreement (the “Agreements”) do not purport to be complete and are each qualified in its entirety by reference to the full text of the Bye-Laws and Agreements, attached hereto as exhibits and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)—(b)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 22,860,013 Common Shares beneficially owned by the Reporting Persons represent 75.2% of the issued and outstanding Common Shares based on 30,381,433 Common Shares, $0.000037453 par value per share, of the Issuer, issued and outstanding as of November 6, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2019.

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Sumitovant has sole voting power and sole dispositive power with regard to 22,860,013 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon and has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c)	There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the contracts and arrangements with respect to the securities of the Issuer set forth in Item 4 is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.*

Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Vant Alliance Ltd., Roivant Sciences Ltd., Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd.

2.	Loan Agreement, dated as of December 27, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd. and Urovant Sciences Ltd.

3.	Investor Rights Agreement, dated as of December 27, 2019, by and among Urovant Sciences Ltd., Sumitovant Biopharma Ltd. and Sumitomo Dainippon Pharma Co., Ltd.

4.	Amended and Restated Bye-Laws of Urovant Sciences Ltd., as approved by the Board of Directors on December 22, 2019.

*

Certain schedules to the Transaction Agreement addressing matters unrelated to the securities of the Issuer have been omitted. The Reporting Persons agree to furnish a copy of any omitted schedule supplementally to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2020	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Yoshiaki Oda
	Name:	Yoshiaki Oda
	Title:	Managing Executive Officer, Corporate Business Development Department

Dated: January 3, 2020	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Hiroyuki Baba
	Name:	Hiroyuki Baba
	Title:	Senior Executive Officer, Global Corporate Strategy

Dated: January 3, 2020	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Marianne L. Romeo
	Name:	Marianne L. Romeo
	Title:	Authorized Signatory